Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
P.O. Box 245036
Milwaukee, WI 53224-9536 (414) 355-0400
August 6, 2007
Via EDGAR System
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Badger Meter, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 6, 2007 File No. 001-06706
Ladies and Gentlemen:
Badger Meter, Inc. (the “Company”), a Wisconsin corporation (File No. 001-06706), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated July 11, 2007, commenting on the above-referenced Form 10-K (the “Filing”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,
BADGER METER, INC.

By:	/s/ Richard E. Johnson
Richard E. Johnson
Sr. V.P.-Finance, Chief Financial Officer and Treasurer